NuScale Power Corporation

6650 SW Redwood Lane, Suite 210

Portland, OR 97224

June 13, 2022

VIA EDGAR

Attention:	Gregory Herbers
Jay Ingram Kruczek

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	NuScale Power Corporation Registration Statement on Form S-1 Filed May 13, 2022 File No. 333-264910

Gentlemen:

This letter sets forth the response of NuScale Power Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 8, 2022, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined in this letter have the meanings given to them in the Revised Registration Statement.

Your comments are included in bold text, and the Company’s response follows.

Form S-1 filed May 13, 2022

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling security holders paid for such securities.

The Company has made the requested disclosure on the cover page.

2.	Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company has made the requested disclosure on the cover page, and has made related disclosure on page 6 (prospectus summary), page 18 (risk factors), page 29 (use of proceeds) and pages 45-46 (MD&A).

3.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling security holders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

The Company has highlighted on the cover page that the shares offered for resale may constitute a considerable portion of the Company’s public float, and that the resale of shares may have a significant negative impact on the trading price of the Company’s Class A Common Stock.

Risk Factors, page 9

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

The Company has supplemented the risk factor beginning on page 26 to reference the securities offered by the Registration Statement and to include references to the initial purchase prices of the securities registered for resale, and the possibility that the Spring Valley Founders, PIPE Investors and certain Legacy NuScale Equityholders may have a greater incentive to sell shares if trading prices remain higher than the original prices they paid for their shares. The Company has also supplemented the disclosure in the prospectus summary on pages 4 and 6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 38

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company has expanded its disclosure beginning on page 45 to describe the Company’s liquidity position following the business combination, including the redemptions and amounts released from the Trust Account, and proceeds from the PIPE.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Fluor Enterprises, Inc, a beneficial owner of over 50% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

The Company has expanded its discussion beginning on page 45, including reference to a revised risk factor, to describe potential limitations on its ability to raise additional financing through the sale of equity, considering the large number of shares available for resale, which could affect the price at which any new Company shares could be sold, and the risk that Fluor, a significant investor in the Company in the last 11 years, could liquidate its holdings in the Company.

General

7.	Revise your prospectus to disclose the price that each selling security holder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, or other selling security holders acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling security holders may experience a positive rate of return based on the current trading price, the public security holders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling security holders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Please see the responses above, which address portions of the comment. In addition, the Company has disclosed that that early investors and the Spring Valley Founders (including the Sponsor) may realize returns on their investment, based on the current trading price, that new purchasers may not realize as follows:

•	Inserted a new section in the prospectus summary on page 2 titled “Selling Securityholders”;

•	Inserted a new risk factor on page 27 titled “You may not experience a rate of return on your investment in Class A Common Stock similar to the return experienced by existing stockholders, including those who hold shares that are registered for resale under this registration statement”; and

•	Added disclosure on page 85 in the section titled “Selling Securityholders”.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Jim Kearney of Stoel Rives LLP at (503) 294-9444 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

NUSCALE POWER CORPORATION

By:	/s/ Robert Temple
Name:	Robert Temple
Title:	General Counsel and Corporate Secretary

CC:	James M. Kearney, Stoel Rives LLP
Jason M. Brauser, Stoel Rives LLP

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